EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (File No. 333-118976) on Form S-8 of Noble Energy, Inc. of our report dated June 18, 2008, with respect to the statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of Noble Energy, Inc. Thrift and Profit Sharing Plan.

KPMG LLP

Houston, Texas
June 18, 2008